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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trans-Industries, Inc.

(Name of Issuer)

Series B Convertible Preferred Stock, par value $1.00 per share
Warrants to purchase Common Stock, par value $0.10 per share, of the Issuer

(Title of Class of Securities)

893239103

(Cusip Number)

Joseph C. Letizia, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8574

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.			Page 2 of 7 Pages

1.	Name of Reporting Person: Harry E. Figgie, Jr. Harry E. Figgie, Jr. Trust as provided for in the Trust Agreement dated July 15, 1976		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
Series B Convertible Preferred Stock: 193,799 shares
Common Stock (including Series B Convertible Preferred Stock on an as-converted basis and Warrants to purchase Common Stock): 841,144 shares

		8.	Shared Voting Power: 38,568 shares of Common Stock

9.	Sole Dispositive Power:
Series B Convertible Preferred Stock: 193,799 shares
Common Stock (including Series B Convertible Preferred Stock on an as-converted basis and Warrants to purchase Common Stock): 841,144 shares

		10.	Shared Dispositive Power: 38,568 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 879,712 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23%

14.	Type of Reporting Person (See Instructions): IN

Page 3 of 7 Pages

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the “Statement”) relates to Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Stock”), and Warrants to purchase up to 145,348 shares of Common Stock, par value $0.10 (the “Common Stock”) of Trans-Industries, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2637 S. Adams Road, Rochester Hills, MI 48309.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of Harry E. Figgie, Jr. and the Harry E. Figgie, Jr. Trust, as provided for in that Trust Agreement dated July 15, 1976 (“Trust”) (together the “Reporting Persons” or “Investors”).

     (b) The Reporting Persons have a common address at Corporate Circle South, Suite 380, 30100 Chagrin Boulevard, Pepper Pike, OH 44124.

     (c) Mr. Harry E. Figgie, Jr. is the Chairman of the Board of Directors of Clark-Reliance Corporation, a Delaware corporation (“Clark-Reliance”). The Trust was established for the benefit of Mr. Figgie and members of his family.

     (d) During the past five years, none of the Reporting Persons, to their knowledge, have been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, to their knowledge, have been a party to a civil proceeding in any judicial or administrative body which resulted in any of them being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The purchase price of $1.5 million was paid in consideration for the Series B Stock and the Warrants (as described in Item 4 below). The Investors used private funds to make the $1.5 million payment to the Company.

Item 4. Purpose of Transaction.

Page 4 of 7 Pages

     (a) On February 25, 2004, the Board of Directors of the Company, acting in the best interests of the Company and its stockholders, approved the Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”) and other ancillary documents authorizing the Company to issue to the Trust up to $3,000,000 of Series B Stock, Series B-1 Convertible Preferred Stock (“Series B-1 Stock”) and warrants to purchase up to 145,348 shares of Common Stock of the Company (“Warrants”). The Purchase Agreement was entered into on March 4, 2004 (the “Effective Date”).

     Pursuant to the Purchase Agreement, the Investors received approximately 193,799 shares of Series B Stock and Warrants to purchase 145,348 shares of the Company’s Common Stock at the closing on March 4, 2004. The Purchase Price of $1,500,000 was paid to the Company in consideration for such shares of Series B Stock and Warrants. Each share of Series B Stock, purchased at $7.74 a share, may be converted at any time into three (3) fully paid non-assessable shares of Common Stock of the Company. The holders of the Series B Stock will vote as a separate class and be entitled to elect three (3) of the Company’s six (6) directors.

     Certain provisions of the Investors Rights Agreement, the Right of First Refusal, the Voting Agreement and the Investor’s option to purchase the Series B-1 Stock, which are discussed in greater detail below, provide the opportunity for the trust to acquire additional equity acquisitions. Pursuant to the Share Purchase Agreement dated as of the Effective Date, which will be subject to stockholder approval, Clark-Reliance, an affiliate of Harry E. Figgie, Jr., has agreed to purchase Mr. Duncan Miller’s entire right, title and interest in each share of Common Stock beneficially owned by him for $2.50 a share.

     Pursuant to the Purchase Agreement, Investors will have the option to purchase (1) between $500,000 to $1,500,000 shares of Series B-1 shares at a price per share of $9.00 and (2) a limited number of Warrants to purchase Common Stock of the Company at $3.00 a share (the “Option”). Each share of Series B-1 stock will be immediately convertible into three (3) fully paid, nonassesable shares of the Company’s Common Stock.

     Pursuant to the Investor Rights Agreement, the Company will offer the Investors a right of first refusal to purchase all underlying securities prior to a stock issuance (“Right of First Offer”). The Company will also not undertake certain actions without the approval of the majority of Series B stockholders. These actions include the (1) authorization of any additional class or series of stock that has a senior position to the Series B Stock; (2) increase in the amount of the authorized Series B stock; (3) consenting to any liquidation, dissolution or winding up of the Company; and (4) merging with or into another entity.

     Under the terms of the Rights of First Refusal Agreement, dated as of the Effective Date, Duncan Miller (“Miller”) and Dale Coenen (“Coenen”) (hereafter Miller and Coenen may be referred to collectively as the “Stockholders” or each as the “Stockholder”) will be required to provide notice to the Investors prior to transferring or otherwise disposing of any shares of capital stock of the Company. Upon receipt of such notification, the Investors will have an opportunity to purchase some or all of the securities offered thereby.

Page 5 of 7 Pages

     The Company will seek stockholder approval for the Option and Right of First Offer under the Investor Rights Agreement, the Right of First Refusal and the Share Purchase Agreement.

     (b) Not Applicable.

     (c) Not Applicable.

     (d) Under the terms of the Voting Agreement, dated as of the Effective Date, the Stockholders have agreed to vote all beneficially owned securities of the Company in the following manner: (1) to ensure that the size of the Board is set and shall remain at six directors; (2) in favor of the Investor’s designees for the Board of Directors and other various management positions.

     (e) See the discussion under Item 4(a) above.

     (f) Not Applicable.

     (g) See the discussion under Item 4(a) above.

     (h)-(i) Not Applicable.

     (j) Other than as described above, none of the Reporting Persons have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D. However, each Reporting Person, individually and collectively reserve the right to develop such plans in the future.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Purchase Agreement, the Reporting Persons may be deemed to be beneficial owners of 879,712 shares of Common Stock of the Company. As of March 1, 2004 said 879,712 shares of Common Stock, including the Series B Stock on an as-converted basis and full exercise of the Warrants, would represent approximately 23% of the issued and outstanding shares of the Common Stock based on the information provided by the Company’s Transfer Agent as of March 1, 2004.

     (c) Except as described herein, none of the Reporting Persons have engaged in any transactions in the Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Items 4 and 5 above, the Purchase Agreement, the Investor Rights Agreement, the Voting Agreement and the Right of First Refusal Agreement, to the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Persons named in Item 2 and between such

Page 6 of 7 Pages

persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 3.1	Series B Convertible Preferred Stock and Warrant Purchase Agreement.

Exhibit 3.2	Form of Warrant issued to the Investors.

Exhibit 4.1	Investor Rights Agreement between the Company and the Investors.

Exhibit 4.2	Right of First Refusal Agreement by and among the Company, the Investors and the Stockholders.

Exhibit 4.3	Share Purchase Agreement between Clark-Reliance and Mr. Miller, as amended.

Exhibit 4.4	Voting Agreement between the Company, Investors and Stockholders.

Page 7 of 7 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2004

Dated

	By:	/s/ Harry E. Figgie, Jr.

Name: Harry E. Figgie, Jr.
Title: Director